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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

October 13, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

Re:	Domain Extremes, Inc.

Registration Statement on Form 10

Filed August 3, 2009; as amended on September 15, 2009 and October 13, 2009

File No. 000-53749

Dear Mr. Crispino:

On behalf of our client, Domain Extremes, Inc. (the “Company”), we are filing today with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form 10. This Amendment clarifies the disclosure contained in Note 11, “Related Party Transactions,” on page F-14 of the Company’s audited financial statements for the years ended December 31, 2008 and 2007, as well as the disclosure in Item 6. “Executive Compensation – Executive Officers,” “—Directors,” and “—Summary Compensation Table” on pages 19-20.

Questions regarding the above responses or related disclosures may be addressed to the undersigned on behalf of the Company at 617-535-4088.

Respectfully Submitted on behalf of

Domain Extremes, Inc.,

/s/Barbara A. Jones

U. S. practice conducted through McDermott Will & Emery LLP

28 State Street Boston Massachusetts 02109-1775 Telephone: +1 617 535 4000 Facsimile: +1 617 535 3800	www.mwe.com

U.S. Securities and Exchange Commission

October 13, 2009

cc:      Kevin Dougherty, Division of Corporation Finance

Patrick Gilmore, Accounting Branch Chief, Division of Corporation Finance
David Edgar, Staff Accountant, Division of Corporation Finance
Francis Bok, Domain Extremes, Inc.